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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                SCHEDULE 14D-1/A

                             Tender Offer Statement
                          Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                               (Amendment No. 2)
                                      and
                                 SCHEDULE 13D/A

                           Pursuant to Section 13(d)
                     of the Securities Exchange Act of 1934
                               (Amendment No. 2)

                               ----------------

                   International Comfort Products Corporation
                           (Name of Subject Company)

                               ----------------

                            Titan Acquisitions, Ltd.
                        United Technologies Corporation
                                   (Bidders)

                               ----------------

                     Ordinary Stock, No Par Value Per Share
                         (Title of Class of Securities)

                               ----------------

                                  458978-10-3
                     (CUSIP Number of Class of Securities)

                               ----------------

                           William H. Trachsel, Esq.
              Senior Vice President, General Counsel and Secretary
                        United Technologies Corporation
                              One Financial Plaza
                               Hartford, CT 06101
                           Tel. Number (860) 728-7000
          (Name, Address and Telephone Number of Persons Authorized to
            Receive Notices and Communications on Behalf of Bidders)

                               ----------------

                                With a copy to:
                          Christopher E. Austin, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                               One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000

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                                 SCHEDULE 14D-1

 CUSIP No. 458978-10-3                                     Page 2 of 7 Pages


 1.
  Name of Reporting Persons:
  S.S. or I.R.S. Identification Nos. of Above Person

  Titan Acquisitions Ltd.
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 2.
  Check the Appropriate Box if a Member of a Group                   (a) [_]
  (See Instructions)                                                 (b) [_]
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 3.
  SEC Use Only
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 4.
  Sources of Funds (see Instructions)
  AF
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 5.
  Check if Disclosure of Legal Proceedings is Required
  Pursuant to Items 2(e) or 2(f)                                         [_]
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 6.
  Citizenship or Place of Organization
  Province of New Brunswick, Ontario, Canada
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 7.
  Aggregate Amount Beneficially Owned by Each Reporting
  Person
  15,809,508
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 8.
  Check Box if the Aggregate Amount in Row (7) Excludes
  Certain Shares                                                         [_]
  (See Instructions)
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 9.
  Percent of Class Represented by Amount in Row (7)
  38.7%
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10.
  Type of Reporting Person (See Instructions)
  CO

                                 SCHEDULE 14D-1

 CUSIP No. 458978-10-3                                     Page 3 of 7 Pages


 1.
  Name of Reporting Persons:
  S.S. or I.R.S. Identification Nos. of Above Person

  United Technologies Corporation
  060570975
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 2.
  Check the Appropriate Box if a Member of a Group                   (a) [_]
  (See Instructions)                                                 (b) [_]
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 3.
  SEC Use Only
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 4.
  Sources of Funds (see Instructions)
  WC & OO
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 5.
  Check if Disclosure of Legal Proceedings is Required
  Pursuant to Items 2(e) or 2(f)                                         [_]
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 6.
  Citizenship or Place of Organization
  Delaware
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 7.
  Aggregate Amount Beneficially Owned by Each Reporting
  Person
  15,809,508
--------------------------------------------------------------------------------

 8.
  Check Box if the Aggregate Amount in Row (7) Excludes
  Certain Shares                                                         [_]
  (See Instructions)
--------------------------------------------------------------------------------

 9.
  Percent of Class Represented by Amount in Row (7)
  38.7%
--------------------------------------------------------------------------------

10.
  Type of Reporting Person (See Instructions)
  CO

                                 INTRODUCTION

  Titan Acquisitions, Ltd., a corporation organized under the laws of the Province of New Brunswick, Canada ("Purchaser"), and United Technologies Corporation, a Delaware corporation ("Parent"), hereby amend their joint Tender Offer Statement on Schedule 14D-1 dated June 30, 1999 relating to an offer to purchase all outstanding ordinary shares (the "Shares") of International Comfort Products Corporation, a corporation continued under the federal laws of Canada (the "Company"), at US$11.75 per Share (such Tender Offer Statement on Schedule 14D-1, the "Schedule 14D-1"). All terms defined in the Schedule 14D-1 have the same meanings in this Amendment.

Item 4. Source and Amount of Funds or Other Consideration.

  (a), (b) The following sentence is hereby inserted after the first sentence:

    The references to "privately placed notes" and "arranged bank credit facilities" in "Section 11. Source and Amount of Funds" are deemed to have been deleted.

Item 9. Financial Statements of Certain Bidders.

  The following sentence is hereby inserted after the first sentence:

    The SEC maintains an Internet site on the World Wide Web at
  <http://www.sec.gov> that contains reports, proxy statements and other information filed by Parent with the SEC.

Item 10. Additional Information.

  (b), (c) The following sentence is hereby inserted after the last sentence:

    In connection with the HSR Act, Purchaser filed a Notification and Report Form relating to the Offer with the Antitrust Division and the FTC on July 6, 1999.

  (f) The following two paragraphs are hereby inserted after the last sentence:

    Notwithstanding anything to the contrary in the Offer to Purchase, the Offer Conditions in paragraphs (c) through (i) of Section 5 of the Offer to Purchase must be satisfied or waived on or before the Expiry Time.

    In the last paragraph under the sub-heading "Certain Company Projections" in "Section 9. Certain Information Concerning the Company", the second to last sentence is deemed to have been replaced with the following sentence:
  "Accordingly, actual results may vary from such projections, and neither Parent or Purchaser nor any of their respective affiliates or representatives assumes any responsibility for the accuracy or validity of any of the projections."

                                   SIGNATURES

  After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          United Technologies Corporation

                                             /s/ William Trachsel
                                          By: _________________________________
                                            Name: William Trachsel
                                            Title:Senior Vice President,
                                                  General Counsel & Secretary

                                          Titan Acquisitions, Ltd.

                                            /s/ Ari Bousbib
                                          By: _________________________________
                                            Name: Ari Bousbib
                                            Title:President

Dated July 16, 1999

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